NEWS RELEASE

SHAW DECLARES MONTHLY DIVIDENDS

Calgary, Alberta (April 14, 2016) – Shaw Communications Inc. (“Shaw”) announced today that its Board of Directors has declared monthly dividends of $0.09875 on the Class B Non-Voting Participating Shares and $0.098542 on the Class A Participating Shares, payable on each of June 29, 2016, July 28, 2016 and August 30, 2016 to holders of record at the close of business on June 15, 2016, July 15, 2016 and August 15, 2016, respectively.

The foregoing dividends are designated as “eligible” dividends for the purposes of the Income Tax Act (Canada) and any similar provincial legislation.

Shaw’s Board of Directors reviews the applicable dividend rates on a quarterly basis. Shareholders will not be entitled to receive a particular dividend unless they are holders of record on the applicable record date. There is no entitlement to any dividend prior to such date.

About Shaw Communications Inc.
Shaw is a leading pure-play connectivity provider. Shaw serves consumers with broadband Internet, WiFi, video, digital phone and, through WIND Mobile, wireless services. Shaw Business Network Services provides business customers with Internet, data, WiFi, telephony, video and fleet tracking services. Shaw Business Infrastructure Services provides enterprises colocation, cloud and managed services through ViaWest. Shaw is traded on the Toronto and New York stock exchanges and is included in the S&P/TSX 60 Index (Symbol: TSX — SJR.B, NYSE — SJR). For more information, please visit www.shaw.ca.

For further information, please contact:
Shaw Investor Relations investor.relations@sjrb.ca